

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Andrew Lee
Chief Executive Officer
Global Engine Group Holding Ltd
Room C, 19/F, World Tech Centre
95 How Ming Street, Kwun Tong
Kowloon, Hong Kong

> **Re: Global Engine Group Holding Ltd**
> **Registration Statement on Form F-1**
> **Filed August 16, 2022**
> **File No. 333-266919**

Dear Mr. Lee:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2022 letter.

Registration Statement on Form F-1

Commonly Used Defined Terms, page ii

1.   We have reviewed your response to prior comment no. 2 and noted that dollar equivalent or convenience translations are generally not permitted. Translations should be made at the exchange rate on the balance sheet date or most recent date practicable, not both. Additionally, while an issuer filing a registration statement on Form F-3 that incorporates financial statements previously filed on Form 20-F does not need to amend or otherwise modify these statements to reflect a more current exchange rate in presenting the convenience translation, this fact pattern does not apply to your registration statement on Form F-1. Please revise to apply the exchange rate as of the most recent balance sheet date

included in the filing to both periods in accordance with Rule 3-20(b)(1) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Arila Zhou